UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-39250

BROOKFIELD INFRASTRUCTURE CORPORATION

(Exact name of Registrant as specified in its charter)

250 Vesey Street, 15th Floor

New York, New York 10281

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit Index

Exhibit	Description

1.1	Underwriting Agreement dated January 11, 2022, by and among BIP Bermuda Holdings I Limited, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., and the underwriters party thereto (incorporated by reference to Exhibit 1.1 to Brookfield Infrastructure Partners L.P.’s Form 6-K filed on January 12, 2022).

4.1	Indenture dated January 21, 2022, by and among BIP Bermuda Holdings I Limited, as issuer, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure Finance ULC, Brookfield Infrastructure US Holdings I Corporation and BIPC Holdings Inc., as guarantors and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (incorporated by reference to Exhibit 4.1 to Brookfield Infrastructure Partners L.P.’s Form 6-K filed on January 21, 2022).

4.2	First Supplemental Indenture dated January 21, 2022, by and among BIP Bermuda Holdings I Limited, as issuer, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure Finance ULC, Brookfield Infrastructure US Holdings I Corporation and BIPC Holdings Inc., as guarantors and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (incorporated by reference to Exhibit 4.2 to Brookfield Infrastructure Partners L.P.’s Form 6-K filed on January 21, 2022).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE CORPORATION

Date: January 21, 2022	By:	/s/ Michael Ryan
Name: Michael Ryan
Title: Secretary